Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005


                                  June 18, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Edward M. Kelly, Esq.
           Senior Counsel
           Division of Corporation Finance

Re: Ciralight Global, Inc.
    Pre-effective Amendment No. 2 to Registration Statement on Form S-1 Filed on May 26, 2010
    File No. 333-165638

Dear Madam or Sir,

     This letter is in response to your letter to me of June 1, 2010, regarding the above referenced matter ("Comment Letter"). Ciralight Global, Inc. is filing a third amendment to the referenced Form S-1 ("amendment 3") along with this letter.

     Our responses to the Comment Letter follow:

     Comment: "Specifically, the filing does not include financial statements for the quarter ended March 31, 2010."

     Response: We have amended our filing to include financial statements for the quarter ended March 31, 2010. We have also amended the MD & A section of our filing to include comparative financial information for the quarters ended March 31, 2009 and March 31, 2010.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and
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counsel and we have corrected a few typographical errors. We have also updated the section entitled "Legal Proceedings" to disclose the settlement of "Lawsuits `A' and `B' " and the settlement of the other lawsuit as it relates to Defendant Greg Schmalz. We have also updated the section entitled "Description of Business
- Our Intellectual Property" to disclose that on June 14, 2010, the United States Patent and Trademark Office allowed our pending U.S. patent application.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com


Sincerely,


By: /s/ Jeffrey S. Brain
   -------------------------------
   Jeffrey S. Brain
   President